

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2015

<u>Via E-mail</u>
Dr. Kwanghyun Kim
Chief Executive Officer
ROID Group, Inc.
10827 Cloverfield Pt.
San Diego, CA   92131

> **Re: ROID Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 13, 2015**
> **File No. 333-201836**

Dear Dr. Kim:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover

1.   Please reconcile your reference to only the OTC Bulletin Board on the prospectus cover with your disclosure in the second row of the box on page 7. In this regard, if you do not satisfy the objective criteria for listing on a securities exchange, your disclosure should not imply that your shares may be traded on an exchange.

Our Business, page 5

2.   Where you first use the phrases, *quantum dots* and *bio-imaging*, in your prospectus summary, please explain what you mean using concrete, everyday terms.

Shares being Registered by the Company, page 6

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Risk Factors, page 10

4.	If true, please add a risk factor clearly explaining that, after the price of your shares is quoted on the OTC Bulletin Board, investors may be able to purchase securities from the selling stockholders at a price below the price at which the registrant is selling shares in this offering.

5.	Article VI Section 4 of exhibit 3.2 appears to indicate that your directors can amend your articles of incorporation without the approval of your shareholders. If true, please add an appropriate risk factor.

Our future performance is dependent on our ability to retain key personnel, loss of which would adversely affect our success and growth, page 11

6.	From your disclosure on pages 38, it appears that the officer that you name in this risk factor is an officer of another registrant. If so, please revise your risk factors to explain the risk of the not having the full-time services of the officer whose performance you are substantially dependent on, according to your disclosure here. Include in your disclosure the portion of you your officer's time that is spent on your business.

Our future success may be dependent upon our obtaining licenses and intellectual property rights and know-how and protecting these rights, page 12

7.	We note your disclosure that you will "work closely with the South Korean government to develop and expand [your] intellectual property portfolio." In an appropriate section of your document, please clarify the government's role in developing and expending your intellectual property.

Any trading market that may develop, page 15

8.	Please provide us information regarding the process of applying for "listing in Mergent, Inc," when and in what form the "listing" is published, and the timing of when the "manual" exemption could become available to you. If true, please state clearly that you are not providing investors assurance that you will qualify for the "manual" exemption.

<u>If a market develops for our shares, sales of our shares relying upon Rule 144 may depress prices in that market by a material amount, page 17</u>

9.   Please reconcile your disclosure here that none of your outstanding shares have been held for one year or more with your disclosure on page 59.

10.   Please provide us your analysis of the applicability of Rule 144(i) to your securities.

<u>Use of Proceeds, page 18</u>

11.   Your disclosure here suggests that you would have manufacturing capabilities if you were to raise $600,000; however, your disclosure on page 31 indicates that you require $800,000 to begin production. Please clarify.

<u>Dilution, page 20</u>

12.   The information disclosed in the third paragraph of this section appears to indicate the company had a negative net tangible book value as of September 30, 2014. Please tell us why this is the case given your balance sheet at page 54 indicates you have shareholders' <u>equity</u> of $404,496 at September 30, 2014. Please tell us why the disclosures of your net tangible book value on this page are correct or revise to present net tangible book value (and per share net tangible book value) amounts before the offering that are consistent with amounts in the most recent balance sheet provided in the filing.

13.   In a related matter, please provide us with your calculation of the amount presented as net tangible book value upon completion of the offering – $1,638,569 – as indicated in the fourth paragraph of this section. Please also provide us with your calculations of both the pre and post-offering net tangible book value per share amounts disclosed in this Item.

<u>Selling Stockholders, page 22</u>

14.   We note your disclosure following the table about relationships and broker-dealer status being "previously disclosed." Please clarify where that information is located.

<u>Shares Offered by the Selling Stockholders, page 22</u>

15.   Please clarify the relevance of the July 31, 2014 date that you cite in the first sentence of this section.

16.   We note your disclosure that the selling stockholders may sell their shares in private transactions prior to the shares being quoted on the OTC Bulletin Board. Please provide us your analysis of how it is consistent with Section 5 of the Securities Act for the publicly offered securities to be sold in a "private transaction."

Rule 144, page 23

17.   Please reconcile the second bullet point in this section with the disclosure in your last risk factor on page 17. For guidance, please see the Division of Corporation Finance's Securities Act Rules Compliance and Disclosure Interpretation 133.02 available on the Commission's website.

Shares Offered by the Company, page 24

18.   Please reconcile your reliance on Rule 3a4-1 with your disclosure on page 19 which indicates that your officers and directors will receive compensation from the proceeds of this offering, and the amount of such compensation will vary based on the amount of securities sold. See Rule 3a4-1(a)(2).

19.   Please tell us the reasons for the assumptions that you mention in the parenthetical phrase in the third paragraph on page 24. In your response, address whether you are a development stage or shell company.

20.   We note your disclosure in the fourth paragraph of this section that you will consider filing a Form 8-A and that you "may" make notice filings. Please clarify the factors that will affect your consideration of these issues. Also, if you are not filing a Form 8-A, please tell us why you believe your disclosures regarding Section 16 on page 38 and proxy statements on page 42 are relevant.

Terms of the Offering, page 25

21.   Your disclosure in the next subsection of your prospectus that you could immediately use the funds collected for subscriptions appears to be inconsistent with your disclosure that you will return the funds if you extend the offering. It is unclear how you will ensure that you have funds to return at that time.

22.   Please clarify when investors in the offering will acquire rights as shareholders. If investors acquire rights when they provide you funds and then receive a refund in connection with the extension of the offering, will they then lose their status as shareholders that they previously held? If an investor transfers shares before you decide to extend to offering, can the investor still receive a refund or can the transferee receive the refund? If investors do not acquire rights as shareholders until the completion or termination of the offering while in the interim you are permitted to use the proceeds, please add a risk factor to clarify.

Description of the Business, page 27

23.   Please provide the disclosure required by Regulation S-K Item 101(h)(4)(ii), (v) and (xi).

The Company, page 28

24.   Please provide us support for your claims in the last two sentences of the first paragraph following the table on page 29 and in the second paragraph following that table. Please also provide us support for your disclosure regarding the capabilities of your product and production in the section of your prospects regarding "Manufacturing and Materials" beginning on page 30. Given the current stage of your development, it is unclear how you have a reasonable basis to determine your production capabilities and costs as disclosed on those pages and in your "Competition" disclosure on page 32.

Quantum Dots, page 28

25.   Please clarify what you mean by "Quantum Yield," "FWHM" and "extremely low" as used in your table in this section. Also reconcile your reference in the table to your potential product being "Less Toxic" with the statements on pages 30 and 31 suggesting that you plan to use a material considered "highly toxic;" provide us support for your disclosure that your manufacturing process is less toxic than that of your competitors.

Products, page 30

26.   Please clarify what you have developed to-date, when that development occurred, and what are the material hurdles that remain until you have a product that you can sell. Please ensure that your response is consistent with your disclosure in your financial statements about the extent of your research and development expenses and your disclosure regarding the number of your employees.

Sales and Marketing, page 30

27.   Please provide us your analysis of how the meetings with potential investors that you mention in the second sentence of this section are consistent with Section 5 of the Securities Act.

Patents, Trademarks and Licenses, page 31

28.   We note that you currently have no patents or licenses. Please tell us how you have rights to all of the technology required to conduct the business that you disclose in the prospectus.

Plan of Operations, page 31

29.   Please clarify when month 1 in the table on page 31 begins. For example, is that the month in which you sell all of the shares offered by this registration statement?

Competition, page 32

30.   Please see to footnote 41 and the related text of Release 33-7856 (April 28, 2000)
        regarding your obligations when you disclose internet addresses in your filing, including
        your obligation to file hyperlinked information.

Government Regulation, page 32

31.   Please provide us your analysis of whether the development or marketing of your
        proposed product will require the approval or clearance of the United States Food and
        Drug Administration or similar agencies in other jurisdictions.

Management's Discussion and Analysis or Plan of Operation, page 35

32.   Please expand the disclosures in this section to include a discussion of the material
        expenditures comprising general and administrative expenses. We note that in addition
        to consulting fees ($50,000), the company recorded payroll expenses ($76,467),
        administrative expenses ($18,976) and professional fees ($15,546). Please describe the
        significant components of these expenses and whether they represented cash or non-cash
        expenses. Refer to Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 36

33.   Your disclosure on page 19 when read with the disclosure at the top of page 32 appears to
        indicate that you will need additional resources after six months even if you sell 100% of
        the shares you are offering. If so, please clarify in your discussion of liquidity in this
        section.

34.   In the last paragraph of this section, please reconcile the amount presented as cash used
        for operating activities ($171,522) for the period from December 4, 2013 (inception) to
        September 30, 2014 to cash used for operating activities as disclosed at page 56 in your
        statement of cash flows for the same period.

Background, page 38

35.   Please revise your disclosure regarding the background of your CEO to clearly indicate
        the name and principal business of each organization in which your CEO carried on his
        occupation during the past five years. Also ensure that you include sufficient information
        about the nature of the responsibility undertaken by your CEO in prior positions to
        provide adequate disclosure about his business experience.

Executive Compensation and Corporate Governance, page 39

36.   Given the consulting agreement disclosed on page 50, please demonstrate to us how you complied with Regulation S-K Item 402(r)(2)(vii)(F). Also, please file the agreement as an exhibit to the registration statement.

Summary Compensation Table, page 39

37.   Please reflect in the table the stock that, according to your disclosure on page 16, was issued for services.

Transactions with Related Persons, Promoters, and Certain Control Persons, page 41

38.   Please provide us your analysis of whether this section must describe the related-party transactions mentioned on pages 50 and 57 and the loan from a related party mentioned on page 36.

39.   Please clarify in this section how RadTek is a related party. Also, clarify whether you are the creditor or debtor on the loans with RadTek.

Note 6. Subsequent Events, page 51

40.   We see disclosures in this note that "Management has reviewed and evaluated subsequent events through the date on which the current financial statements *were issued*." Please tell us how the referenced disclosures are consistent with the guidance at FASB ASC 855-10-25-2 and revise your disclosures as necessary based on that guidance. Note that FASB ASU 2010-09 amended subsequent event recognition and disclosures guidance to require an entity that is neither an SEC filer nor a conduit bond obligor for conduit debt securities that are traded in a public market (a domestic or foreign stock exchange or an over-the-counter market) to evaluate subsequent events through the date the financial statements are *available to be issued*.

Note 3. Related Party Transactions, page 57

41.   We see in paragraph c) of Note 3 that on September 30, 2014 the company owed a director $7,211 for administrative expenses. We further see from disclosures in Note 3 at page 50 that on December 10, 2013 you entered into a consulting agreement where a director would provide consulting services to you for consideration of $5,000 per month. Please tell us if the $7,211 of administrative expenses owed to the director at September 30, 2014 relate to the consulting agreement disclosed on page 50 and tell us the amount of expenses related to the referenced consulting agreement included in the statements of operations at page 55.

Note 4. Loan receivable, page 57

42.   We see that on April 1, May 1, and July 1, 2014, the company "entered loan agreement of $50,000, $50,000 and $60,000 with related party." Please tell us the nature of and reason for the loans. Also, provide us with the accounting entries made to record them in your financial statements. Finally, tell us the authoritative U.S. GAAP you considered when determining how you were required to account for and present the loans in your financial statements.

Exhibits

43.   We note that this filing does not include an exhibit containing a currently dated accountants' consent. Please provide a currently dated and signed consent from your independent accountants with your next amendment. Refer to Item 601(b)(23)(i) of Regulation S-K.

Exhibit 5.1

44.   Please file an opinion that addresses all of the shares included in the fee table on the facing page of this Form S-1.

45.   We note the statement in the third paragraph of this opinion that counsel relied upon statements and representations of "others." Please tell us who those "others" are and why you believe such reliance is necessary and appropriate for the opinion required by Regulation S-K Item 601(b)(5). For guidance, please see Section II.B.3.a of Staff Legal Bulletin No. 19 (October 14, 2011).

46.   We note the reference to California and federal laws in the penultimate paragraph of this opinion. Please file an opinion that addresses the corporate laws of the state in which you are incorporated.

47.   The captioned mentioned in the last paragraph of this exhibit does not appear in your prospectus. Please file a revised exhibit accordingly.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Burton at (202) 551-3626 or Jay Webb, Senior Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Maher at (202) 551-3184 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Andrew Coldicutt, Esq.